SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ________________________

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 16, 2021

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
 ________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
 ________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

On November 16, 2021, Ituran Location and Control Ltd. issued a press release announcing Q3 2021 earnings results with revenues for Q3 2021 of $65.7 million and net profit on a GAAP-basis of $7.3 million.

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1 Press release, dated November 16, 2021 titled "Ituran Location & Control Reports Q3 2021 Results"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
	Name:	Eyal Sheratzky
	Title:	Co-Chief Executive Officer

Date: November 16, 2021